

Michael Costello · 2nd

Retired, Active CPG Investor, Consulting at Wild Cow Brands

Miami-Fort Lauderdale Area ·

Contact info

500+ connections



1 mutual connection: Daniel Scharff

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Wild Cow brands LLC

University of California, Santa Barbara

Experience

Retired, Active Investor, Consulting

Wild Cow brands LLC · Self-employed

Oct 2020 – Present · 11 mos

Miami Metropolitan Area

The Clorox Company

24 yrs 3 mos

SVP GM Nutranext and Renew Life

Apr 2018 – Oct 2020 · 2 yrs 7 mos

Sunrise fl

SVP General Manager International

Apr 2011 – Apr 2018 · 7 yrs 1 mo
Miami

Responsible for the P&L, brand and business strategies for all countries outside of the US

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Production Manager
The Clorox Company
Aug 1992 – Aug 1995 · 3 yrs 1 mo
Dyersburg TN

Production Manager in Manufacturing Plant. Managed 50 people from Raw materials, process and Packaging

Education

University of California, Santa Barbara
Bachelor of Science (BS), Chemical Engineering
1984 – 1988

Skills & endorsements

Strategy · 64

Endorsed by **Andy Heppelle and 12 others who are highly skilled at this**

Endorsed by **39 of Michael's colleagues at The Clorox Company**

Consumer Products · 63

Endorsed by **Elena Otero and 6 others who are highly skilled at this**

Endorsed by **42 of Michael's colleagues at The Clorox Company**

FMCG · 50

Endorsed by **5 of Michael's colleagues at The Clorox Company**

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Recommendations

Received (3) Given (8)

Fabio Cury
General Manager at Nomads Brand and Business Innovation
August 3, 2009, Fabio reported directly to Michael

It was a privilege to work with Michael, one of the few true leaders I've met over my career. He challenges teams to go beyond targets in a very positive way, while being supportive and fostering innovative thinking. He knows exactly to get the best out of people. A great teacher, now a friend and my mentor.



Ana Luiza Rangel, MBA
Sr. Brand Marketing Executive | Entrepreneur
June 19, 2007, Ana Luiza reported directly to Michael

Michael was the first great teacher I had in my career in marketing. Taught me a lot about managing a brand and, even though I was very junior to him, was always open to hear my ideas and would let me implement them if I could show they would bring results to the company.

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